

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Via E-Mail
Gregory Rotelli
President, Secretary and Director
Razor Resources Inc.
3001-1600 Glenarm Place, Suite 1754
Denver, Colorado 80202

> **Re:** **Razor Resources Inc.**
> **Form 10-K/A for Fiscal Year Ended April 30, 2010**
> **Filed April 7, 2011**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2011**
> **Filed March 16, 2011**
> **File No. 0-51973**

Dear Mr. Rotelli:

We have reviewed your letter dated April 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended April 30, 2010

Financial Statements

General

1.   We note your response to our prior comment one and the related revisions to your filing. However, it does not appear that all references to accounting standards were revised to refer to the FASB Accounting Standards Codification. In future filings, including any amendments to this Form 10-K, please revise any references to accounting standards accordingly. Refer to FASB ASC 105.

Exhibit 32 – Section 906 Certification

2.   The name in the first sentence of this certification should be the name of the signer of the certification. Please file an amendment to this filing to correct the name in the first sentence of this certification. Refer to Item 601(32) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended January 31, 2011

Exhibit 31 – Section 302 Certification

3.   The name in the first sentence of this certification should be the name of the signer of the certification. Please confirm that you will identify the correct individual at the beginning of Section 302 certifications filed with future Exchange Act filings. Refer to Item 601(31) of Regulation S-K.

General

4.   In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Engineering Comments

Form 10-K/A for Fiscal Year Ended April 30, 2010

Properties, page 10

5.   We note your response to prior comment five indicating your property has been visited by a professional geologist and a National Instrument 43-101 (NI 43-101) report was prepared for your property. Please disclose this fact in your amended filing and tell us whether you filed the geologic report on SEDAR for review by the Canadian authorities. If you have not, you will need to address the potential variance in perception either by replacing references to "National Instrument 43-101 report" with "geologic report" or by adding language clarifying that the report has not been filed on SEDAR for review by the Canadian authorities as is the practice by all Canadian filers.

6.   We note your response to prior comment seven indicating all properties have been addressed in accordance with Industry Guide 7 paragraph (b) (1) through (5). We re-

issue comment seven. Please modify your filing and include the statement that your properties do not have any proven and/or probable reserves prominently in your property description.

7.   We note your response to prior comment 12 that you included production estimates in your amended filing. We re-issue comment 12. Please disclose within your filing your mine production tonnages, the average grade of your ore, the total amount of gold recovered, all associated by-products, and your total gold sales.

You may contact Andri Boerman at (202) 551-3645 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have any questions regarding engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief